U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Hannesson                            Paul                 E.
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   (Last)                           (First)             (Middle)

                    c/o Commodore Applied Technologies, Inc.
                        150 East 58th Street, Suite 3400
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                                    (Street)

New York                           New York              10155
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

                     Commodore Applied Technologies, Inc.
                                     "CXI"
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

     April 2000
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

          Chairman of the Board, President and Chief Executive Officer
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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

                                                                                                                                  6.

                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock, par value $.001         4/17/000       M               252,500     A   $.50 per    3,881,150      (1)       (1)
("Common Stock")                                                                     share
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Common Stock                          4/17/000       M               497,500     A   $.4375 per  3,881,150      (1)       (1)
                                                                                     share
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Common Stock                          4/17/000       G                80,000     A   $.4375 per  3,881,150      (1)       (1)
                                                                                    share
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(1)     Mr. Hannesson is the beneficial owner of 3,881,150 shares of Common Stock of the Issuer, representing: (a) 750,000 shares of
        Common Stock owned directly by Mr. Hannesson; (b) 147,500 shares of Common Stock underlying currently exercisable options to purchase Common Stock of the Issuer granted to Mr. Hannesson pursuant to the Non-Qualified Stock Option Agreement dated July
        13, 1999; and (c) shares of Common Stock owned directly by Commodore Environmental Services, Inc. ("Environmental") which
        Mr. Hannesson is deemed to beneficially own by virtue of his beneficial ownership of approximately 10% of the issued and outstanding shares of common stock of Environmental. Mr. Hannesson shares voting and disposition power with respect to the shares described in (c) above with the Board of Directors of Environmental. Mr. Hannesson expressly disclaims beneficial ownership of the remaining 80,000 shares of Common Stock underlying currently exercisable stock options granted to Mr.
        Hannesson by the Issuer under the Issuer's 1998 Stock Option Plan, which options Mr. Hannesson has gifted to his son and daughter in equal amounts of 40,000 apiece. This report should not be deemed an admission that Mr. Hannesson is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

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

* If the Form is filed by more than one Reporting Person, see Instruction 4(b)
(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Employee Stock      $.50     4/17/00  M             252,500 currently 6/03     Common    252,500  --      2,147,500  D
Options (right      per                                                        Stock
to buy)             share
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Employee Stock      $.4375   4/17/00  M             497,500 currently 12/08    Common    497,500  --
Options (right      per                                                        Stock
to buy)             share
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Employee Stock      $.4375   4/17/00  G             80,000 currently  12/08    Common     80,000  --
Options (right      per                             (i)                        Stock
to buy)             share
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
Explanation of Responses:

        (i) Represents 80,000 shares of common stock underlying currently exercisable options to purchase common stock granted to Mr. Hannesson by the Issuer under the Issuer's 1998 Stock Option Plan, which options Mr. Hannesson has gifted to his son and daughter in equal amounts of 40,000 apiece. Mr. Hannesson expressly disclaims beneficial ownership of the 80,000 shares of common stock underlying such options. This report should not be deemed an admission that Mr. Hannesson is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.


PAUL E. HANNESSON

/s/Paul E. Hannesson                                          May 2, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

**     Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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